Exhibit 97
Torrid Holdings, Inc.
Compensation Recovery Policy
(As adopted October 2, 2023)

This Compensation Recovery Policy (this “Policy”) of Torrid Holdings, Inc., a Delaware corporation (the “Company”) is hereby adopted as of October 2, 2023 (the “Effective Date”) by the Board of Directors of the Company (the “Board”) in compliance with Section 10D of the Securities Exchange Act of 1934, as amended, the rules promulgated thereunder, and Section 303A.14 of the New York Stock Exchange (the “NYSE”) Listed Company Manual (“Section 303A.14”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in Section 3 of this Policy.
Section 1.    Covered Individuals

This Policy applies to the Company’s current and former executive officers (as determined by the Committee in accordance with the definition of “Executive Officer” set forth in Section 303A.14(e)) (collectively, the “Executive Officers”). This Policy shall be binding and enforceable against all Executive Officers
Section 2. Recovery Requirement

Subject to Section 4 of this Policy, in the event the Company is required to prepare an Accounting Restatement, the Committee will reasonably promptly require recovery of the Erroneously Awarded Compensation received by any Executive Officer (i) after beginning service as an Executive Officer, (ii) who served as an Executive Officer at any time during the performance period for the applicable Incentive- Based Compensation, and (iii) during the three completed fiscal years immediately preceding the Restatement Date (including any transition period that results from a change in the Company’s fiscal year that is within or immediately following those three completed fiscal years; provided, that a transition period of nine to 12 months is deemed to be a completed fiscal year). Notwithstanding the foregoing, this Policy shall only apply to Incentive-Based Compensation received by an Executive Officer on or after the effective date of Section 303A.14.

An Executive Officer shall be deemed to have “received” Incentive-Based Compensation in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the vesting, payment or grant of the Incentive-Based Compensation occurs after the end of that fiscal period.

The Committee may effect recovery of any Erroneously Awarded Compensation hereunder in any manner consistent with applicable law, including, but not limited to, (i) seeking reimbursement of all or part of any Erroneously Awarded Compensation previously received by an Executive Officer and to the extent that the Executive Officer does not reimburse such Erroneously Awarded Compensation, suing and enforcing recovery against the Executive Officer for repayment of the Erroneously Awarded Compensation, together with any expenses incurred by the Company in enforcing such recovery, (ii) cancelling prior grants of Incentive-Based Compensation, whether vested or unvested, restricted or deferred, or paid or unpaid, and through the forfeiture of previously vested equity awards, (iii) cancelling or setting-off against planned future grants of Incentive-Based Compensation, (iv) deducting all or any portion of such Erroneously Awarded Compensation from any other remuneration payable by the Company to such Executive Officer, and/or (v) any other method authorized by applicable law or contract.
The Company’s right to recovery pursuant to this Policy is not dependent on if or when the Accounting Restatement is filed with the Securities and Exchange Commission.
This Policy shall apply and govern any Incentive-Based Compensation received by any Executive Officer in accordance with the foregoing, notwithstanding any contrary or supplemental term or condition in any document, plan or agreement, including, without limitation, any employment or service agreement, indemnification agreement, cash-based bonus plan or program, equity award agreement, or incentive equity plan document.

Section 3. Definitions
For purposes of this Policy, the following terms have the meanings set forth below:

•“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error (i) in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement).
•“Committee” means the Compensation Committee of the Board.
•“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by the Executive Officer had it been determined based on the restated amounts in the Accounting Restatement (computed without regard to any taxes paid). For Incentive-Based Compensation based on stock price or TSR, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the Company shall: (i) base the calculation of the amount on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation received was based; and (ii) retain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE or, if a class of securities of the Company is no longer listed on the NYSE, such other national securities exchange or national securities association on which a class of the Company’s securities is then listed for trading.

•“Financial Reporting Measures” has the meaning set forth in Section 303A.14(e).
•“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, including, but not limited to, (i) non-equity incentive plan awards that are earned solely or in part by satisfying a Financial Reporting Measure performance goal; (ii) bonuses paid from a bonus pool, where the size of the pool is determined solely or in part by satisfying a Financial Reporting Measure performance goal;
(iii)other cash awards based on satisfaction of a Financial Reporting Measure performance goal;
(iv)restricted stock, restricted stock units, stock options, stock appreciation rights, and performance share units that are granted or vest solely or in part based on satisfaction of a Financial Reporting Measure performance goal; and (v) proceeds from the sale of shares acquired through an incentive plan that were granted or vested solely or in part based on satisfaction of a Financial Reporting Measure performance goal. Compensation that would not be considered Incentive-Based Compensation includes, but is not limited to: (a) salaries; (b) bonuses paid solely based on satisfaction of subjective standards, such as demonstrating leadership, and/or completion of a specified employment period; (c) non-equity incentive plan awards earned solely based on satisfaction of strategic or operational measures; (d) wholly time-based equity awards; and (e) discretionary bonuses or other compensation that is not paid from a bonus pool that is determined by satisfying a Financial Reporting Measure performance goal.

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•“Restatement Date” means the earlier to occur of (i) the date the Board or the Committee (or an officer or officers of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
•“TSR” means total shareholder return.

Section 4.    Exceptions to Recovery

Notwithstanding the foregoing, the Company is not required to recover Erroneously Awarded Compensation to the extent that the Committee has made a determination that recovery would be impracticable and that:
(i)the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered (provided, that, before concluding that it would be impracticable to recover any Erroneously Awarded Compensation based on the expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation and must document such attempts and provide such documentation has to the NYSE);

(ii)recovery would violate one or more laws of the home country that were adopted prior to November 28, 2022 (provided, that, before concluding that it would be impracticable to recover any Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in a such a violation and provide a copy of such opinion to the NYSE); or
(iii)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company and its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Section 5. No Right to Indemnification or Insurance

The Company shall not indemnify any Executive Officer against the loss of Erroneously Awarded Compensation or losses arising from any claims relating to the Company’s enforcement of this Policy. In addition, the Company shall not pay, or reimburse any Executive Officer for, any premiums for a third- party insurance policy purchased by the Executive Officer or any other party that would fund any of the Executive Officer’s potential recovery obligations under this Policy.
Section 6. Administration, Interpretation and Amendment of this Policy

This Policy shall be administered by the Committee. The Committee, in its discretion, shall have the sole authority to interpret and make any determinations regarding this Policy. Any interpretation, determination, or other action made or taken by the Committee shall be final, binding, and conclusive on all interested parties. The determination of the Committee need not be uniform with respect to one or more Executive Officers. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, the rules promulgated thereunder, and Section 303A.14(e). The Committee may amend this Policy from time to time in its discretion. The Committee may terminate this Policy at any time.

Section 7. Other Recoupment Rights

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The Company intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment or service agreement, indemnification agreement, cash-based bonus plan or program, equity award agreement, or similar agreement entered into on or after the adoption of this Policy shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment or service agreement, indemnification agreement, cash-based bonus plan or program, equity award agreement, or similar agreement and any other remedies available to the Company under applicable law.

Section 8. Successors

This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

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